Mail Stop 3-9									December
21,
2004

Cory H. Gelman
President and Secretary
Banyan Corporation
Suite 500
1925 Century Park East
Los Angeles, California 90067

Re:	Banyan Corporation
Preliminary Proxy Statement on Schedule 14A, filed December 8,
2004
File No. 000-26065

Dear Mr. Gelman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. We note that you are planning to hold your annual meeting on January 10, 2005. Please be advised that the definitive proxy statement must be mailed at least 20 days prior to the meeting. In addition, your references to mailing on December 20 are no longer applicable and should be amended accordingly.

2. Given that Messrs Cory Gelman and Michael Gelman together own in excess of 60% of the Company, it appears that a vote in favor of the resolutions by these gentlemen means that the quorum and vote are assured to occur. You should mention this fact in each place where such matters are concerned and within the disclosure for each proposal.

Committees of the Board of Directors

3. Item 7(d)(3) of Schedule 14A requires that you disclose substantial information about the Committee, including information about the audit committee charter, the information required by Item
306 of Regulation S-K and other matters. Please include this information in the proxy statement or provide us with an analysis explaining why the disclosure is not required

Executive Compensation

4. Item 402 of Regulation S-K requires that you include a stock option grant table which includes information regarding the potential realizable value of the options granted (columns f & g). We note that this information is not included in your table. Please revise your disclosure to include this information.

Certain Relationships and Related Transactions

5. We note that you have included a number of transactions in this section. For each transaction, explain the purpose of the transaction and the benefit received by stockholders of the Company.
As one example only, it would appear that the Company purchased Franchise Support Network Acquisition for 34 million shares, which valued the purchase at over $1M for a company whose assets were recorded at $0 on the balance sheet. Please also disclose how you valued the assets you acquired and the methods used to arrive at these valuations.

6. Please name the financial institution that requested the assignment of the acquisition agreement with Advanced to the Southern. Please also include the date of that request and provide more information supporting the desired structure.

7. Please also disclose who received the 277, 778 shares of Class A common stock. In addition, we note that the value of the receivables plus furniture and fixtures equals the amount of the cash payment, note payable and stock issuance. Based upon your disclosure, it would appear that $50,000 of Class A common stock of the Company is being used as consideration for assets acquired by affiliates of the Company. Please explain.

8. Please also clarify who paid the cash & issued the note payable.
They should also disclose the source of the cash.

9. Please also explain the discrepancy, if any, between the interest rate on loans made by the Gelmons and other beneficial owners to the
Company as compared to the rates the Company will receive on loans made to the Company, such as the note payable of $200,000.

10. Please explain why the Company entered into a term loan and installment note to finance the acquisition when Southern, an entity wholly owned by the Gelmons, is the company that acquired
Advanced.

11. Please explain why the Company issued stock as consideration for the guaranty provided by the Gelmons when Advanced was purchased by
Southern, an entity wholly owned by the Gelmons.

12. Under the subsection "Capital Contribution," you have indicated that Michael Gelmon returned 9.6M shares to the Company for cancellation. Please explain how this cancellation is considered a capital contribution and why this cancellation occurred.

13. Under the subsection "Securities Purchase Agreement" please disclose whether any controlling persons of the buyers are directors, officers or affiliates of the Company.

Matters to be acted upon at the Meeting
Election of Directors (Proposal 1)

14. Item 7 of Schedule 14A requires that the Company disclose certain information relating to the Company directors and executive officers.
Please revise the proxy statement to include the required disclosures. As one example only, Item 7 requires that the Company disclose biographical information in the proposal, including the positions held by officers and directors for the past five years. With respect to Messrs. Gelmon, no information is provided for 1999-
2000. Please review the requirements of Item 7 and make sure that all necessary revisions are included in the filing.

Approval of Restated Articles of Incorporation (Proposal 2)

15. You have indicated that after the Company has received an increase in the authorization of shares, shares will be issued for various purposes described in this section. Please disclose explicitly whether the Company has any plans to issue common stock or preferred stock other than the issuances set forth. If so, the Company should disclose those planned issuances. If not, the Company should disclose that there are no other planned issuances.

16. In addition, please provide a more substantial and detailed discussion of each transaction that will result in shares being issued to the Gelmons.

17. Please explain your reference to anti-takeover effects in light of the fact that the Gelmons already own over 60% of the Company`s stock.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Zafar Hasan, Attorney-Advisor, at (202) 942-
7381, or me at (202) 942-1840 with any comments or questions regarding this comment letter.

								Sincerely,




								Jeffrey P. Riedler
								Assistant Director




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Banyan Corporation
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